Supplement Dated July 21, 2014 to your Prospectus Dated March 13, 2013

(This Supplement deletes and replaces the Supplement

dated November 4, 2013 to your Prospectus dated March 13, 2013.)

The language in the sub-section entitled “What happens at the end of each Guarantee Period?” in both the “Highlights” and “The Contract” sections is deleted and replaced with the following:

We will notify you of your options before the end of your Guarantee Period. These options currently include (not all options may be available to every Contract Owner):

·                   Fully Surrendering your Contract;

·                   Having your Contract Value rollover to a Subsequent Guarantee Period of the same length of time (unless such Subsequent Guarantee Period would extend beyond the Annuity Commencement Date)*;

·                   Transfer to Guarantee Periods we make available at that time (there may not be a Guarantee Period available that would end prior to the Annuity Commencement Date)*;

·                   Asking us to begin making Annuity Payouts; or

·                   Any other option that may become available.

Unless we receive written instructions from you selecting a different option, Hartford will roll your Contract Value into a Subsequent Guarantee Period for the same length of time if there is a Subsequent Guarantee Period available that would not extend beyond the Annuity Commencement Date. Your Contract will receive the interest rate we have established for that new Subsequent Guarantee Period.

*If we do not receive written instructions from you as to which of the above available options you wish to exercise upon the expiration of a Guarantee Period and the only Guarantee Period which would otherwise be available to you extends past your Annuity Commencement Date, your Contract Value will not be invested into a new Subsequent Guarantee Period. Instead, at the end of your current Guarantee Period, your Contract Value will be held in a holding account.  Contract Value in the holding account prior to August 11, 2014 will not earn interest.  Effective August 11, 2014 and thereafter, any Contract Value in the holding account will earn interest at the rate of 3% per year. Contract Value will remain in the holding account until you elect to surrender your Contract or select an Annuity Option, or your Contract is automatically annuitized when the Annuity Commencement Date is reached. When you surrender your Contract, or select an Annuity Option, or are defaulted to an Annuity Option upon reaching your Annuity Commencement Date, no surrender charge or Market Value Adjustment will be assessed.

We reserve the right to add, delete, modify or otherwise restrict the availability of Guarantee Periods to any or all classes of contract holders.

This supplement should be retained with the prospectus for future reference.

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